APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Verdant Reparative, Inc.

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Verdant Reparative, Inc.
DORCHESTER, MA

We have reviewed the accompanying financial statements of Verdant Reparative, Inc. (the company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting

whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Verdant Reparative, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 9 to the financial statements, the company has incurred operating losses to date and has been funded solely from funds contributed by the Company's President and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
September 19, 2023

Verdant Reparative, Inc.
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 45,126	$ 49,170
Inventories	1.h	5,000	7,000
Prepaid expenses		-	20,000
Total Current Assets		50,126	76,170
Noncurrent Assets			
Property, plant, and equipment	2	244,705	42,274
Right-of-use assets, operating leases	7	3,351,485	3,598,908
Total Noncurrent Assets		3,596,190	3,641,182
Total Assets		3,646,316	3,717,352
Liabilities & Shareholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	3	884,186	204,717
Operating lease liabilities, current	7	428,400	420,000
Total Current Liabilities		1,312,586	624,717
Noncurrent Liabilities			
Note payable, noncurrent	4	444,000	100,000
Convertible notes	5	171,340	315,000
Operating lease liabilities, noncurrent	7	2,923,085	3,178,908
Total Noncurrent Liabilities		3,538,425	3,593,908
Total Liabilities		4,851,011	4,218,625
Shareholders' Equity	6		
Common stock, $0.001 par value; 275,000 shares authorized; 0 shares issued; 0 and 0 shares outstanding for 2022 and 2021, respectively		-	-
Additional paid-in capital		547,639	372,638
Accumulated Deficit		(1,752,334)	(873,911)
Total Shareholders' Equity		(1,204,695)	(501,273)
Total Liabilities & Shareholders' Equity		$ 3,646,316	$ 3,717,352

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Verdant Reparative, Inc.

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note	2022	2021
Operating Expenses			
Lease expense	7	$ 420,000	$ 390,000
Legal and other professional fees and services		158,917	153,228
Utilities		90,087	72,265
Taxes other than income taxes		64,732	64,782
Meals and entertainment		36,217	23,467
Insurance		24,890	18,321
Communications and information technology		24,706	30,833
Salaries and wages		17,692	-
Memberships and licenses		10,565	10,000
Depreciation	2	8,340	2,726
Repairs and maintenance	1.n	7,390	5,260
Travel		5,773	3,219
Office supplies		4,011	5,750
Advertising and promotion	1.k	3,600	2,423
Other operating expense		1,503	1,217
Total Operating Expenses		878,423	783,491
Net Income (Loss)		$ (878,423)	$ (783,491)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Verdant Reparative, Inc.
Statement of Changes in Shareholders' Equity
For the years ended December 31, 2022 and 2021

	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2021	$ 130,420	$ (90,420)	$ 40,000
Net income (loss)	-	(783,491)	(783,491)
Owner contributions	242,218	-	242,218
Balance at December 31, 2021	372,638	(873,911)	(501,273)
Net income (loss)	-	(878,423)	(878,423)
Owner contributions	175,001	-	175,001
Balance at December 31, 2022	$ 547,639	$ (1,752,334)	$ (1,204,695)

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Verdant Reparative, Inc.

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021


	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (878,423)	$ (783,491)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	8,340	2,726
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	2,000	(7,000)
Prepaid expenses	20,000	-
Real estate deposits	-	20,000
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	679,469	204,717
Net Cash Provided by (Used in) Operating Activities	(168,614)	(563,048)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(210,770)	(45,000)
Cash Flows from Financing Activities		
Repayment of debt	(143,661)	-
Proceeds from issuance of related party debt	344,000	100,000
Proceeds from issuance of convertible notes	-	315,000
Owner contributions	175,001	242,218
Net Cash Provided by (Used in) Financing Activities	375,340	657,218
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(4,044)	49,170
Cash, cash equivalents, and restricted cash at beginning of year	49,170	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	45,126	49,170

Reconciliation of Cash, Cash Equivalents, and Restricted Cash

	2022	2021
Cash and cash equivalents	$ 45,126	$ 49,170

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Verdant Reparative, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Verdant Reparative, Inc. (d/b/a Apex Noire) (the Company) was incorporated in the Commonwealth of Massachusetts in 2019. The Company is seeking investment to open a full-service 7-story experiential cannabis retail shop, edible factory, cocktail bar and lounge in Boston, MA. The Company has secured its adult-use cannabis license and plans to commence construction on their location following receipt of a building permit and architectural review.

b. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active;

or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. All cash consists of deposits held at financial institutions in the United States.

g. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method

Verdant Reparative, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it.

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of the year ended December 31	2022	2021
Net Operating Loss Carryforwards	$ 1,650,848	$ 780,765
Valuation Allowance	$ (1,650,848)	$ (780,765)
Net Provision for income tax	-	-

h. Inventories

All inventory consists of finished goods and is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company has no reserves for slow-moving and obsolete inventory at December 31, 2022 or 2021.

i. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease for commercial real estate. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset

at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The lease payments are fixed with annual escalations which are known as of the date of the lease agreement. The discount rate on the lease is five (5%) percent. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

j. Legal and other professional fees and services

The Company has incurred professional expenses for architectural drawings, engineering, and legal services. The Company expenses these costs as incurred.

k. Advertising expenses

Advertising and promotional costs are expensed as incurred.

l. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows

for the major classes of assets:

Security equipment	5 years
Furniture and fixtures	10 years
Computers	3 years

m. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The company considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

n. Repairs and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

o. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

		2022		2021
Computers	$	12,490	$	10,000
Security equipment		207,503		-
Furniture and fixtures		35,777		35,000
Total Cost		255,770		45,000
Total Accumulated Depreciation		(11,065)		(2,726)
Total	$	244,705	$	42,274

Depreciation expense was $8,340 and $2,726 for the years ended December 31, 2022 and 2021, respectively.

3. Accounts payable and accrued liabilities

Accounts payable consist of the following:

	2022	2021
Accounts payable and accrued expenses		
Trade accounts payable	$ 884,186	$ 204,717
Total	$ 884,186	$ 204,717

4. Long-term debt

Long-term debt consists of the following:

	2022	2021
$550,000 of Loans payable, interest at 10% per annum, each repayable, including interest, in 36 months unless converted to equity. $440,000 of Loans payable is a 12 month loan payable on January 1, 2024, 10% interest rate	$ 994,000	$ 465,000
Less: current portion	-	-
Long-term portion of debt	$ 994,000	$ 465,000

Principal repayments on long-term debt over the next five years are as follows:

2023	-
2024	$ 909,000
2025	85,000
2026	-
2027	-
Subsequent	-
Total	$ 994,000

5. Convertible notes

The Company issued convertible notes in 2021 in the amount of $465,000 and in 2022 in the amount of $85,000. All convertible notes are for 36 months, and the interest rates are 10% per annum. Company has the option of repaying the notes or converting to equity.

6. Shareholders' equity

The Company is authorized to issue 275,000 shares of Common Stock at a par value of $0.001. No shares have been issued or are outstanding.

7. Leases

The Company has obligations as a lessee for 9,600 square feet of commercial real estate with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contains one renewal option after the initial ten (10) year period for an additional ten years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the consolidated balance sheet as of December 31, 2022 were as follows:

Operating lease ROU assets $3,351,485
Operating lease liabilities $3,351,485

Weighted average remaining lease term:
Operating leases: 8 years 11 months

Weighted average discount rate:
Operating leases 5%

Maturities of lease liabilities under noncancellable operating leases for the next 5 years are as follows:

14

2023	$	428,400
2024		436,968
2025		445,707
2026		454,622
2027		463,714
Subsequent		1,949,472
Total undiscounted lease payments		4,178,883
Less: Present value discount		(827,398)
Total lease liabilities	$	3,351,485

8. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

10. Subsequent Events

The Company obtained its final licenses to open its cannabis business in early 2023 and commenced full-time business operations in April 2023 and is seeing month over month revenue growth.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Management has evaluated subsequent events through September 19, 2023 , the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

16